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	July 8, 2008	WRITER’S DIRECT LINE
813.225.4177
ctlong@foley.com EMAIL
CLIENT/MATTER NUMBER
084147-0102

Mr. Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Mail Stop 6010

Dear Mr. Riedler:

On behalf of Homeowners Choice, Inc. (the “Company”), the following are the Company’s responses to the Staff’s letter of July 1, 2008 containing the Staff’s comments regarding Amendment No. 1 to Form S-1 (the “Registration Statement”) filed with the Commission on June 17, 2008 (SEC File No. 333-150513). For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text. On behalf of the Company, we are also transmitting herewith Amendment No. 2 to the Registration Statement.

Form S-1

Competitive Strengths, page 4

1.	We note your response to comment 14 and reissue the comment. Please revise the section title to refer to “weaknesses” or “risks” so that the negative aspects of your business are a prominently presented as the positive aspects.

Response:

The Company acknowledges the Staff’s comment and has changed the title of this section to “Challenges and Risks.”

Management’s Discussion and Analysis of Financial Condition and results of Operations, page 31

2.	We note your response to comment 31 and reissue the comment. Please expand the discussion in the prospectus to state when you would be permitted to raise your rates, the conditions under which you may request an increase, the procedure for requesting a rate increase, and the factors considered in determining whether a rate increase may be approved.

Response:

The Company has expanded the discussion under the “Overview” subheading to provide the information requested in the Staff’s comment.

Critical Accounting Policies and Estimates, page 33

Reserves for Losses and Loss Adjustment Expenses, page 33

3.	Please refer to your response to our prior comment number 32. Please revise the sensitivity discussion to include the specific drivers of the reserve amounts such as severity, and frequency along with the changes that would result from possible changes in those assumptions. Please note that limiting this discussion to a mechanical percentage increase from the reserve balance in your balance sheet is not sufficient.

Response:

As discussed with the Staff, the Company does not believe that any reasonably likely changes in the frequency of claims would affect the Company’s loss reserves. The Company has revised its critical accounting policy regarding reserves for losses and loss adjustment expenses to clarify this point. In order to address the Staff’s comment, the Company has also revised this critical accounting policy to reflect the manner in which certain increases and decreases in the severity of claims would affect the Company’s loss reserves.

4.	Please refer to your response to our prior comment number 33. It is unclear how the revised disclosure addresses our comment and, as a result, we are reissuing the comment. Please disclose the risks associated with estimating the loss reserves for assumed reinsurance and the effects and expected effects that these uncertainties have on management’s judgments and assumptions in establishing the assumed loss reserve. Also please consider the following items which could help describe the uncertainty:

•	The nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;

•	The time lag from when claims are reported to the cedant to when the cedant reports them to the company and whether, how, and to what extent this time lag effects the loss reserve estimate;

•

How management uses the information received from the cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;

•

The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;

•	What process management performs to determine the accuracy and completeness of the information received from the cedants;

•	How management resolves disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and

•	Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.

Response:

The Company previously revised this critical accounting policy to discuss the risks that it believes are associated with estimating the Company’s loss reserves for reinsurance. As discussed with the Staff, the Company does not rely on the cedent for information regarding claims that occurred prior to or following the Company’s assumption of a policy from Citizens. Citizens is responsible for all claims that occur prior to the Company assuming a policy from Citizens. After the Company assumes a policy from Citizens, all claims information is reported directly to the Company. As discussed with the Staff, the Company has revised the introduction to its critical accounting policies to clarify this point.

Item 15. Recent sales of unregistered securities

5.	We note your response to comment 46. Please revise Item 15 to disclose when the options become exercisable.

Response:

In response to the Staff’s comment, the Company has revised Item 15 to disclose when Mr. Berset’s options become exercisable.

If you have any additional questions regarding the foregoing, please don’t hesitate to contact me at 813-225-4177.

Very truly yours,

/s/ Carolyn T. Long
Carolyn T. Long

cc:	Mr. Francis McCahill, III
Homeowners Choice, Inc.

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